EXHIBIT (a)(1)(A)

March 9, 2007

Dear Warrantholder:

Over the past year we have certainly seen a lot of changes and faced a few challenges. In the face of it, we have made great operational strides having: introduced a new management team this past summer; enhanced our Board; undertaken a process to change our name; acquired the management of the mobile platform for SPIN and VIBE Magazines, including 10 carrier relationships; and, last, but certainly not least, successfully designed, developed and recently launched a “live” Beta test of our Mobilecasting™ platform.

Mobilecasting™ is an exciting new interactive mobile platform that will provide contextually rich media sources with a way to extend into the mobile space and provide a more enhanced experience for entertainment and information flow. Your Company owns the IP (intellectual property) for this technology. This innovative, interactive audio and video-based platform combines groundbreaking technology, robust content, integrated community and mobile commerce features while delivering a “one-of-a-kind” interactive consumer experience. Simply stated, the platform combines several facets of mobile activity into one elegant application. Its features include IM (Instant Messaging), Chat, M-Commerce, streamed audio and lite video, running on one application reaching about 60% of the handsets in the U.S. today. uVuRadio™ is the first of many applications that we envision for this sophisticated technology platform. We believe that uVuRadio™ will revolutionize the way radio listeners will experience their favorite local radio stations and nationally syndicated programs.

As a Company, we have so much more that we want to accomplish and believe that we have the management team and infrastructure to accomplish our business objectives and move the Company into a new area — one of revenue growth and profitability. In order to achieve these goals we are offering you the opportunity to purchase or exchange your warrants at a very attractive purchase and exchange rate. Doing so will help the Company in several ways:

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One, it will help eliminate the excessive warrant overhang.

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Two, it will help pave the way to attract strategic investors.

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Three, it will help bring additional working capital into the Company to help fund our growth and marketing strategies.

The Board of Directors and Management are in active discussions with strategic investors. During these discussions, it became abundantly clear that resolving the warrant overhang issue would be required to engage new strategic partners.  All of the necessary documentation for your participation in this offer is enclosed. We urge you to consider our offer carefully.

If you have any questions regarding this offer, please do not hesitate to call Ron Warren, VP of Investor Relations, at (770) 279-3100.

Sincerely,

SMARTVIDEO TECHNOLOGIES, INC.

David Ross
President and Interim CEO

SMARTVIDEO™ TECHNOLOGIES, INC. d/b/a uVuMobile ׀ 3505 Koger Boulevard  ׀ Suite 400  ׀ Duluth GA 30096 ׀ 770.279.3100